Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment thereto, relating to the Common Shares, $0.001 par value per share, of Icon Energy Corp.

Date: July 8, 2025
ATLANTIS HOLDING CORP.

	By	/s/ Ismini Panagiotidi
	Name:	Ismini Panagiotidi
	Title:	President and Sole Director

ISMINI PANAGIOTIDI

	By	/s/ Ismini Panagiotidi
	Name:	Ismini Panagiotidi